Exhibit 12

L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

First Quarter Ended March 28, 2008
($ in millions, except ratio of earnings to fixed charges)
Earnings:
Income before income taxes	$302
Add:
Interest expense	68
Amortization of debt expense	3
Interest component of rent expense	14
Earnings	$387
Fixed charges:
Interest expense	68
Amortization of debt expense	3
Interest component of rent expense	14
Fixed charges	$85
Ratio of earnings to fixed charges	4.6x